UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36389

GRUBHUB INC.
(formerly known as CHECKERS MERGER SUB II, INC. and as successor by merger to GRUBHUB INC.)

(Exact name of registrant as specified in its charter)

111 W. Washington Street, Suite 2100
Chicago, Illinois
(877) 585-7878

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

$0.0001 par value Common Stock	None*

* On June 10, 2020, Grubhub Inc., a Delaware corporation (“Old Grubhub”), and Just Eat Takeaway.com N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (“Just Eat Takeaway.com”), announced that they entered into an Agreement and Plan of Merger (as amended on September 4, 2020 and March 12, 2021, the “Acquisition Agreement”), providing for Just Eat Takeaway.com to acquire Old Grubhub. Pursuant to the Acquisition Agreement, Old Grubhub was merged with and into Checkers Merger Sub II, Inc. on June 15, 2021 (the “Merger”). As a result of the Merger, the separate corporate existence of Old Grubhub ended. In connection with the Merger, the name of Checkers Merger Sub II, Inc. was changed to “Grubhub Inc.”

Pursuant to the requirements of the Securities Exchange Act of 1934, Grubhub Inc. (formerly known as Checkers Merger Sub II, Inc. and as successor by merger to Grubhub Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 25, 2021	Grubhub Inc. (formerly known as Checkers Merger Sub II, Inc. and as successor by merger to Grubhub Inc.)

	By:	/s/ Adam DeWitt
		Name:	Adam DeWitt
		Title:	President and Chief Financial Officer